FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Translation of Material Event

2.	Translation of Material Event

The additional provisions described in the Material Event filing with the Chilean Superintendency of Banks and Financial Institutions that is included as Item 1 of this report will be reflected in the financial statements of the Bank prepared in accordance with Chilean GAAP and filed with the Chilean Superintendency of Banks and Financial Institutions.  Such provisions are not expected to be reflected in the Bank's financial statements prepared in accordance with IFRS and filed with the U.S. Securities and Exchange Commission because such provisions are not expected to relate to incurred losses.

Item 1

Santiago, Dec. 29, 2010

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs the following:

In relation to the new provisioning guidelines contained in Chapter B-1 of the Compendium of Accounting Standards of the Superintendencia de Bancos e Instituciones Financieras, which comes into effect on January 1, 2011 and taking into account the recent instructions given by this regulatory body regarding the implementation of these new guidelines, the Board of Directors has decided to anticipate the full amount of the additional provisions required by these new guidelines as of January 1, 2011 in the Bank’s results in December 2010 for Ch$39,800 million. This covers the entire impact of implementing these new guidelines.

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer

Santiago, Dec. 29, 2010

Item 2

Santiago, Dec. 29, 2010

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs the following:

In the ordinary Board meeting held on December 28, 2010, the Board member Claudia Bobadilla Ferrer announced her resignation from the Board for personal reasons.

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	December 29, 2010	By:	/s/ Juan Pedro Santa María
			Name:	Juan Pedro Santa María
			Title:	General Counsel